

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2021

Peter Seymour
Chief Financial Officer
Douglas Emmett, Inc.
1299 Ocean Avenue
Suite 1000
Santa Monica, CA 90401

      Re: Douglas Emmett, Inc.
           Form 10-K for the year ended December 31, 2020
           Filed February 22, 2021
           File No. 001-33106

Dear Mr. Seymour:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Real Estate & Construction